Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 21, 2015	Financial Contact: Christian Rothe (612) 623-6205 Media Contact: Bryce Hallowell (612) 623-6679 bhallowell@graco.com

Graco Reports Third Quarter Results
Organic Growth and Acquisitions Drive Sales Increases

MINNEAPOLIS, MN (October 21, 2015) - Graco Inc. (NYSE: GGG) today announced results for the quarter and nine months ended September 25, 2015.

Summary
$ in millions except per share amounts

	Thirteen Weeks Ended			Thirty-nine Weeks Ended
	Sep 25, 2015	Sep 26, 2014	% Change	Sep 25, 2015	Sep 26, 2014	% Change

Net Sales	$319.0	$302.6	5%	$960.9	$915.1	5%
Operating Earnings	76.9	78.9	(3)%	226.0	239.5	(6)%
Net Earnings	50.7	59.6	(15)%	292.2	176.5	66%
Diluted Net Earnings
per Common Share	$0.86	$0.97	(11)%	$4.90	$2.85	72%

•
Sales increased 5 percent for both the quarter and the year-to-date. At consistent translation rates, sales increased 11 percent for the quarter and 10 percent for the year-to-date, including growth from acquired operations of 7 percentage points for the quarter and 6 percentage points for the year-to-date, and 4 percentage points of organic growth for both the quarter and the year-to-date.

•
Changes in currency translation rates reduced sales by approximately $16 million for the quarter and $46 million for the year-to-date, and decreased net earnings by approximately $6 million for the quarter and $16 million for the year-to-date.

•	Operating earnings are down mostly due to the impact of currency translation.

•	Non-recurring income tax benefits increased year-to-date net earnings by a total of $9 million, or $0.15 per diluted share.

•
In April, the Company sold the Liquid Finishing business assets acquired in 2012. Net earnings include Liquid Finishing-related after-tax investment income totaling $2 million ($0.02 per diluted share) for the quarter (from post-closing purchase price adjustments) and $141 million ($2.36 per diluted share) for the year-to-date. Net earnings in 2014 included after-tax Liquid Finishing investment income of $9 million ($0.14 per diluted share) for the quarter and $23 million ($0.38 per diluted share) for the year-to-date.

"Through the third quarter, our expectation of mid-single digit organic growth on a constant currency basis for the full year 2015 remains intact, with quarterly and year-to-date sales increases at 4 percent," said Patrick J. McHale, Graco's President and CEO. "Every region of the world achieved constant currency organic sales growth in the third quarter. The Americas continued its solid performance, with contributions from both the Contractor and Industrial segments, while the EMEA and Asia Pacific regions grew at a low single digit pace. After adjusting for foreign currency headwinds and acquisitions, the Company's gross margins, operating margins, and overall profitability were solid."

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Page 2 GRACO

Consolidated Results

Changes in currency translation rates reduced sales and net earnings by approximately $16 million and $6 million, respectively, for the quarter and $46 million and $16 million, respectively for the year-to-date.

Sales for the quarter increased 5 percent, with increases in all segments. Sales from operations acquired within the last 12 months totaled $19 million for the quarter, contributing 7 percentage points of growth. Organic sales at consistent translation rates increased 4 percent, with increases of 5 percent in the Americas, 3 percent in EMEA and 3 percent in Asia Pacific.

Year-to-date sales also increased 5 percent, with a 10 percent increase in the Americas partially offset by a 4 percent decrease in EMEA. Sales from acquired operations totaled $53 million, contributing 6 percentage points of growth. Organic sales at consistent translation rates increased 4 percent, including a 7 percent increase in the Americas and small changes in EMEA (increase) and Asia Pacific (decrease).

Gross profit margin rates for the quarter and year-to-date were lower than rates in the comparable periods last year due mostly to changes in currency translation rates. Favorable effects of realized pricing and lower material costs offset the impact of lower average gross margin rates of acquired operations (including purchase accounting effects).

Total operating expenses for the quarter were $6 million (7 percent) higher than the third quarter last year. Year-to-date operating expenses were $24 million (9 percent) higher than last year. The increases included expenses of acquired operations totaling $8 million for the quarter and $21 million for the year-to-date. Spending related to regional and product expansion initiatives increased year-to-date expenses by approximately $3 million. Unallocated corporate expenses increased $3 million for the quarter and $6 million year-to-date, mostly from increases in pension, stock compensation and new central warehouse costs. Changes in currency translation rates reduced operating expenses by approximately $4 million for the quarter and $13 million for the year-to-date.

In April, the Company sold the Liquid Finishing business assets acquired in 2012. Year-to-date held separate investment income includes the pre-tax gain on sale of $149 million, net of transaction and other related expenses, and dividends of $42 million. Net earnings for the quarter include after-tax net gain on the sale of $2 million ($0.02 per diluted share) from post-closing purchase price adjustments, and year-to-date after-tax gain and dividends totaling $141 million ($2.36 per diluted share). Net earnings in 2014 included after-tax net investment income of $9 million ($0.14 per diluted share) for the quarter and $23 million ($0.38 per diluted share) for the year-to-date. No further Liquid Finishing dividends will be received.

The effective income tax rate was 31 percent for the quarter, up from 28 percent last year due to post-tax dividends that reduced the rate in the third quarter of 2014. The year-to-date effective income tax rate of 27 percent decreased 2 percentage points compared to last year. A change in the Company's assertion with respect to reinvestment of foreign earnings decreased deferred income taxes related to undistributed foreign earnings by $7 million and reduced the year-to-date effective tax rate compared to last year. Higher post-tax dividend income and an additional non-recurring tax benefit of $2 million further reduced the year-to-date effective tax rate. Those reductions were partially offset by the tax rate effects of the gain on the sale of the Liquid Finishing assets.

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Change in Financial Reporting Segments

Beginning with the first quarter of 2015 the Company revised the presentation of its financial reporting segments. Operations of the Process and the Oil and Natural Gas divisions, historically included in the Industrial segment, are now aggregated with the Lubrication division (formerly reported as a separate segment) in the newly-formed Process segment. This change aligns the types of products offered and markets served within the segments. Prior year segment information has been restated to conform to 2015 reporting.

A summary of the Company’s three reportable segments (Industrial, Process and Contractor) follows.

The Industrial segment includes our Industrial Products and Applied Fluid Technologies divisions. The Industrial segment markets equipment and pre-engineered packages for moving and applying paints, coatings, sealants, adhesives and other fluids. Markets served include automotive and vehicle assembly and components production, wood and metal products, rail, marine, aerospace, farm, construction, bus, recreational vehicles, and various other industries.

The Process segment includes our Process, Oil and Natural Gas, and Lubrication divisions. The Process segment markets pumps, valves, meters and accessories to move and dispense chemicals, oil and natural gas, water, waste water, petroleum, food, lubricants and other fluids. Markets served include food and beverage, dairy, oil and natural gas, pharmaceutical, cosmetics, electronics, waste water, mining, fast oil change facilities, service garages, fleet service centers, automobile dealerships and industrial lubrication applications.

The Contractor segment remains unchanged. The Contractor segment markets sprayers for architectural coatings for painting, corrosion control, texture, and line striping.

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Thirty-nine Weeks
	Industrial	Process	Contractor	Industrial	Process	Contractor

Net sales (in millions)	$152.2	$64.7	$102.1	$448.9	$204.3	$307.7
Percentage change
from last year
Sales	1%	23%	3%	(2)%	27%	4%
Operating earnings	3%	(14)%	3%	(3)%	(9)%	1%
Operating earnings as a
percentage of sales
2015	33%	16%	24%	32%	17%	23%
2014	33%	23%	23%	32%	24%	24%

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Industrial segment sales for the quarter increased 1 percent (8 percent at consistent translation rates). Sales in this segment increased 7 percent in the Americas, decreased 6 percent in EMEA (increased 8 percent at consistent translation rates) and were flat in Asia Pacific (6 percent increase at consistent translation rates). Year-to-date sales decreased 2 percent, but increased 4 percent at consistent translation rates. Sales increased 4 percent in the Americas, decreased 12 percent in EMEA (increased 2 percent at consistent translation rates) and decreased 1 percent in Asia Pacific (increased 3 percent at consistent translation rates). Operating margin rates for the Industrial segment for the quarter and year-to-date were consistent with last year.

Process segment sales for the quarter increased 23 percent (28 percent at consistent translation rates), including double-digit percentage increases in all regions. Year-to-date sales in this segment increased 27 percent (32 percent at consistent translation rates). Sales increases came from acquired operations including Alco Valves (acquired fourth quarter of 2014), White Knight Fluid Handling and High Pressure Equipment (both acquired in January 2015). Organic sales at consistent translation rates were down 3 percent for the quarter and up 2 percent for the year-to-date. Lower average profit margins of acquired operations, changes in currency translation rates and incremental investment in oil and natural gas products led to decreases in operating margin rates for this segment.

Contractor segment sales for the quarter increased 3 percent (6 percent at consistent translation rates), with an 8 percent increase in the Americas partially offset by decreases in EMEA and Asia Pacific. Year-to-date sales in this segment increased 4 percent (8 percent at consistent translation rates). Sales increased 11 percent in the Americas, decreased 13 percent in EMEA (flat at consistent translation rates) and decreased 14 percent in Asia Pacific (8 percent at consistent translation rates). Operating margin rate for the quarter was substantially consistent with the comparable period last year, with unfavorable effects of foreign currency translation offset by volume leverage. Year-to-date operating margin rate decreased by one percentage point, mostly due to changes in currency translation rates and additional marketing spending, including new product launch costs and other volume-related increases.

In April 2015, the Company sold the Liquid Finishing assets acquired in 2012 that were held as a cost-method investment. Post-closing purchase price adjustments settled in the third quarter of 2015. The $149 million pre-tax gain on the sale, net of transaction and other related expenses, was included in investment income in the Company’s consolidated statements of earnings. Prior to the sale, income was recognized on dividends received from after-tax earnings of Liquid Finishing and also included in investment income. There was no dividend income in the third quarter of 2015 compared to $9 million in 2014. Year-to-date dividend income was $42 million in 2015 and $24 million in 2014. Results excluding Liquid Finishing investment income and expense are a more meaningful measure of the Company’s on-going operations and provide a more consistent base of comparison to future results. A calculation of the non-GAAP measurement of net earnings excluding investment income and expense follows (in millions except per share amounts):

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	Sep 25, 2015	Sep 26, 2014	Sep 25, 2015	Sep 26, 2014

Net Earnings, as reported	$50.7	$59.6	$292.2	$176.5
Held separate investment (income), net	(2.4)	(8.5)	(190.7)	(22.8)
Income tax effect	0.8	(0.2)	49.7	(0.5)
Net Earnings, adjusted	$49.1	$50.9	$151.2	$153.2

Diluted earnings per share
As reported	$0.86	$0.97	$4.90	$2.85
Adjusted	$0.84	$0.83	$2.54	$2.47

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Outlook

"We remain focused on achieving mid-single digit organic sales growth on a constant currency basis worldwide in 2015, as well as growth in all geographic regions and reportable segments for the full year 2015," said McHale. "We continue to experience solid demand in our Contractor Americas business, reflecting the ongoing recovery in the U.S. residential and non-residential construction markets. While our worldwide thesis remains intact for the full year, recent demand trends combined with macroeconomic headwinds and a continued spotty capital equipment environment in the emerging markets of EMEA and Asia Pacific may limit growth to the lower end of our expectations, as evidenced by our 4 percent growth year-to-date. At current exchange rates, unfavorable changes in foreign currency translation rates create a full-year headwind of approximately 5 percent on sales and 11 percent on earnings in 2015."

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including this Form 10-Q and our Form 10-K and Form 8-Ks, and other disclosures, including our 2014 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; economic conditions in the United States and other major world economies; changes in currency translation rates; changes in laws and regulations; compliance with anti-corruption laws; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; political instability; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business as well as indemnification claims under our asset purchase agreement with Carlisle Companies Incorporated, Carlisle Fluid Technologies, Inc., and Finishing Brands Holdings Inc.; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction and automotive industries; and natural disasters. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2014 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

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Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 22, 2015, at 10:00 a.m. CT, 11:00 a.m. ET, to discuss Graco’s third quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 1:00 p.m. CT on October 22, 2015, by dialing 888-203-1112, Conference ID #263158, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through October 26, 2015.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
(in thousands, except per share amounts)	Sep 25, 2015	Sep 26, 2014	Sep 25, 2015	Sep 26, 2014
Net Sales	$318,986	$302,614	$960,928	$915,125
Cost of products sold	148,790	136,800	447,980	413,149
Gross Profit	170,196	165,814	512,948	501,976
Product development	14,783	13,785	44,980	40,349
Selling, marketing and distribution	48,374	47,466	149,924	143,311
General and administrative	30,112	25,656	91,995	78,856
Operating Earnings	76,927	78,907	226,049	239,460
Interest expense	4,025	4,566	13,453	13,830
Held separate investment (income), net	(2,388)	(8,520)	(190,744)	(22,757)
Other expense (income), net	1,389	310	1,661	355
Earnings Before Income Taxes	73,901	82,551	401,679	248,032
Income taxes	23,210	23,000	109,510	71,500
Net Earnings	$50,691	$59,551	$292,169	$176,532
Net Earnings per Common Share
Basic	$0.88	$0.99	$5.02	$2.92
Diluted	$0.86	$0.97	$4.90	$2.85
Weighted Average Number of Shares
Basic	57,325	59,928	58,180	60,401
Diluted	58,664	61,542	59,590	62,003

Segment Information (Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	Sep 25, 2015	Sep 26, 2014	Sep 25, 2015	Sep 26, 2014
Net Sales
Industrial	$152,164	$150,481	$448,932	$459,105
Process	64,710	52,719	204,337	160,579
Contractor	102,112	99,414	307,659	295,441
Total	$318,986	$302,614	$960,928	$915,125
Operating Earnings
Industrial	$50,822	$49,167	$144,500	$149,164
Process	10,437	12,161	34,923	38,376
Contractor	24,135	23,358	70,550	69,897
Unallocated corporate (expense)	(8,467)	(5,779)	(23,924)	(17,977)
Total	$76,927	$78,907	$226,049	$239,460

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.
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